ZA GROUP, INC.

6901A N 9th Ave. #659

Suite 700

Pensacola, FL 32504

678-999-6242

September 30, 2022

VIA EDGAR

Attorney Jane Park

Division of Corporation Finance

Office of Life Sciences

U.S. Securities Exchange Commission

Washington, D.C. 20549

Re: ZA Group, Inc.

Form 1-A POS: Request for Qualification

File No. 024-11715

Dear Ms. Park:

ZA Group, Inc., a Florida corporation (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 12:00 PM EDT on Tuesday, October 4, or as soon as practicable thereafter.  We confirm that the State of Connecticut has qualified the Offering.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely, /s/ John Morgan John Morgan CEO